Exhibit 99.1

                 MEDIA RELEASE

Besra general operational and financing update: Annual Tet holiday closure; contract mining to be introduced at Bong Mieu

Toronto, Canada: 23 January 2014 - Besra (TSX:BEZ) (ASX:BEZ) (OTCQX:BSRAF) (Frankfurt:OP6) advises that in observance of the traditional Tet holiday period in Vietnam, it will suspend mining and milling operations in Vietnam for five days from 29th January 2014.  Phuoc Son ramp up is being affected by a shortage of backfill that has restricted mining to conventional methods and negatively impacted production where tonnes mined per day have decreased from an average of 940 tpd during the last quarter to around 500 tpd currently; a reduction of 47%, albeit at a higher grade.

Local and regional road reconstruction necessitated by several typhoons and tropical storms is well advanced near Besra’s Bong Mieu property in central Vietnam (see Besra media release dated 18 November 2013) and light vehicles are now able to access the site.  In an initiative to further reduce costs, Besra has entered into a contract mining agreement with local contractor 9999 Industrial Minerals Joint Stock Company (9999). Once the roads to Bong Mieu have re-opened to heavy vehicles and operations are able to recommence, 9999 will undertake all mining operations at the site and will be paid consideration on a grade based incentive scheme for ore delivered to the plant.  9999 has also committed to observing international best practices in health, safety and environment, and will also benefit from technical advice and assistance from Besra’s mining professionals.

Further to its media release dated 6 January 2014, Besra advises that the Company is in advanced discussions to raise US$12.0 million by way of equity and/or convertible notes but has not yet concluded those negotiations.  Besra continues to pursue a closing of a first tranche in the next few weeks and a subsequent closing shortly thereafter. No assurances can be given that the fundraising will proceed in accordance with the currently proposed terms, or at all. If the fundraising is not completed during February 2014 the Directors will consider suspending operations until further financing is obtained. Financing is subject to all necessary regulatory approvals including the Toronto Stock Exchange.

In addition to the release of the Stage 1 feasibility study for its Bau Gold Project in East Malaysia (see Besra media release dated 20 January 2014), Besra is in discussion with a number of parties which have expressed interest in the project with a view to raising the capital required to commence construction at Bau.

… ends …

Besra Gold Inc
John A G Seton
Chief Executive Officer

Besra – www.besra.com
Besra is a diversified gold mining company focused on the exploration, development and mining of mineral properties in South East Asia. The Company has four key properties; the Bau Goldfield in East Malaysia, Bong Mieu and Phuoc Son in Central Vietnam, and Capcapo in the Philippines. Besra expects to expand existing gold capacity in Vietnam over the next two years and is projecting new production capacity from Bau Central during late 2015.

                  MEDIA RELEASE

Cautionary Note Regarding Forward-Looking Statements
Certain of the statements made and information contained herein is “Forward-looking information” within the meaning of applicable securities laws, including statements concerning our plans at our producing mines and exploration projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; and risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management’s discussion and analysis released by the Company. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment in the jurisdictions within which the Company operates will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

For Further Information
James W Hamilton
Investor Relations
T: +1 (416) 572 2525
TF: 1 888 902 5522 (North America)
E:  ir@besra.com

Steve Wilson
Corporate Communications
T: +64 9 9121765
M: +64 21675660
TF: 800 308 602 (Australia)
E: steve.wilson@besra.com